KERRY

RECEIVED

2008 MAR 11 A 7:52

Kerry Group plc

Prince's Street
Tralee, Co. Kerry
Ireland
Telephone: +353 66 7182 000
Fax: +353 66 7182 962

Office of International Corporate Finance,
Securities and Exchange Commission,
450 Fifth Street NW,
Washington DC 20549,
U.S.A.

08001120

SUPPL

6th March, 2008.

Re: Kerry Group PLC (file no: 082-34842): Documentation Furnished Pursuant to Rule 12g3-2(b) Exemption.

Dear Ladies and Gentlemen,

Enclosed please find documentation furnished by Kerry Group plc (file no. 082-34842) pursuant to its 12g3-2(b) exemption from registration under the Securities and Exchange Act of 1934.

Please feel free to contact me with any questions or comments.

Yours sincerely,

Brian Mehigan

Brian Mehigan,
Chief Financial Officer,
KERRY GROUP PLC.

PROCESSED

MAR 1 2 2008

THOMSON
FINANCIAL

dlw 3/11

Kerry Group plc Voting Rights and Capital

In conformity with Rule 13.1 of the Interim Transparency Rules of the Financial Regulator, Kerry Group plc would like to notify the market of the following:

Kerry Group plc's issued share capital consists of 174,691,885 A Ordinary shares with voting rights.

The above figure (174,691,885) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Kerry Group plc under the Transparency (Directive 2004/109/EC) Regulations 2007 and the Interim Transparency Rules.

B Durran
GROUP SECRETARY

29/02/2008

Company	**KERRY GROUP PLC**
Free float calculation date	03/03/2008
Connected/interested party shareholdings (in	0.47%
Strategic, long term holdings (in aggregate)	23.79%
Free-float %	75.74%
Contact name in Kerry Group plc **Contact telephone:**	Brian Durran 00 353 66 718 2000
Contact e-mail:	brian.durran@kerry.ie

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN *RIS*.

Date: __________2008__

Name of *applicant*:		Kerry Group plc		
Name of scheme:		1986 Executive Share Option Scheme		
Period of return:	From:	1/7/2007	To:	31/12/2007
Balance of unallotted securities under scheme(s) from previous return:		1,242,910		
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		N/A		
Less: Number of *securities* issued/allotted under scheme(s) during period (see LR3.5.7G):		369,100		
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		873,810		

Name of contact:	Brian Durran
Telephone number of contact:	066 718 2212

END